150 North Riverside Plaza, Suite 3000, Chicago, IL 60606 • (312) 819-1900

November 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DecisionPoint Systems, Inc.
Registration Statement on Form S-1 Filed September 21, 2020 File No. 333-245695

Ladies and Gentlemen:

On behalf of our client, DecisionPoint Systems, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned registration statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) by EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated October 16, 2020 is reprinted below in italics, and is followed by the Company’s response.

Amendment No. 1 to Form S-1 filed September 21, 2020

Cover Page

1.	Please disclose on the prospectus cover page that the Selling Stockholders will sell the shares at a fixed price of $1.50 per share until your common stock is quoted on the OTCQB market, at which time they may be sold at prevailing market prices or at privately negotiated prices.

RESPONSE: In Amendment No. 2, disclosure has been added to the prospectus cover page that Selling Stockholders will sell the shares at a fixed price of $1.50 per share until the Company’s common stock is quoted on the OTCQB market, at which time they may be sold at prevailing market prices or at privately negotiated prices.

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Polsinelli PC, Polsinelli LLP in California

November 10, 2020

Risk Factors

Our application for PPP loan, page 13

2.	You disclose that you received proceeds from loans pursuant to the Paycheck Protection Program of the CARES Act in April and May 2020. Please disclose the amounts received under this program.

RESPONSE: In Amendment No. 2, disclosure in the applicable risk factor has been added regarding the amounts received by the Company pursuant to the separate loans it received under the Paycheck Protection Program of the CARES Act in each of April 2020 and May 2020.

Additionally, disclosure of the principal amount of these loans was previously included in discussion under the heading “Liquidity and Capital Resources” subsection of the management’s discussion and analysis disclosure for the six months ended June 30, 2020 and in the notes to the June 30, 2020 financial statements.

Selling Security Holders, page 21

3.	Footnote (8) indicates that certain selling stockholders’ beneficial ownership amounts and shares being offered include shares of common stock underlying warrants. Please revise to quantify the amount of such shares underlying warrants for each of these selling stockholders.

RESPONSE: In Amendment No. 2, footnote (8) to the selling security holder table has been revised to identify the number of shares of common stock underlying warrants held by the applicable stockholders.

4.	It appears that some of the selling stockholders are broker-dealers or affiliates of broker-dealers, including Michael Taglich, Robert Schroeder and Robert Taglich. Please identify any selling stockholders who are broker-dealers or affiliates of broker dealers. For any broker-dealers, disclose how they obtained their securities, including whether they received their securities as underwriting compensation. For any affiliates of broker-dealers, disclose whether they purchased their securities in the ordinary course of business and, at the time of the purchase, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE: In Amendment No. 2, the Company added a footnote to the Selling Stockholder table to identify that Taglich Brothers, Inc. is a registered broker dealer and FINRA member, and that the below persons identified as selling stockholders are current affiliates or registered representatives of Taglich Brothers, Inc., or are controlled by, or are family members of, current affiliates of Taglich Brothers, Inc. The persons identified below do not include persons no longer affiliated with Taglich Brothers, Inc., nor any persons that are administrative personnel of Taglich Brothers, Inc.

Taglich Brothers, Inc. acquired its shares of Company common stock through participation in private placement transactions conducted by the Company in 2018 (or prior) and / or through ordinary course open market purchases, and those shares were acquired for investment purposes. The shares of Company common stock owned by Taglich Brothers, Inc. were not received as any form of underwriting compensation.

November 10, 2020

All Company common stock owned by any affiliates or representatives of Taglich Brothers, Inc. were acquired through private placement transactions conducted by the Company and were acquired on the same terms and conditions as third party investors in those offerings, or in the case of certain shares held by Michael Taglich in very limited circumstances were acquired in privately negotiated transactions or through open market purchases. In all cases such persons acquired their shares of Company common stock for investment purposes, and in no case did such persons have any agreements or understandings, directly or indirectly, with any person to distribute those securities. All shares of Company common stock owned by the selling stockholders identified in Amendment No. 2 that are affiliates or representatives of Taglich Brothers, Inc. acquired those shares in 2016 or 2018, except for certain shares acquired subsequently by Michael Taglich and Robert Taglich in private transactions.

Certain affiliates of Taglich Brothers, Inc. hold warrants exercisable to acquire Company common stock. These warrants were originally issued by the Company in 2016 and 2018, and were originally issued to Taglich Brothers, Inc. in connection with a placement agent fee delivered to Taglich Brothers, Inc. for services it rendered in connection with private placements conducted by the Company in 2016 and 2018.

■	Denis McEvoy Tod Dtd 3/19/2013
■	Douglas E. Hailey
■	Gary Kurnov & Lauren Mazer Jt. Ten
■	Hope A. Taglich First Party Supplemental Needs Trust Uad 8/23/17 Michael Taglich Trustee
■	Linda Taglich
■	Douglas E. Hailey
■	Matthew Dejesus Taglich
■	Michael N. Taglich & Claudia Taglich
■	Michael N. Taglich Keogh Account
■	Michael Taglich Cust Fbo Amanda Taglich Utma Ny Until Age 21
■	Michael Taglich Cust Fbo Stella Taglich Utma Ny Until Age 21
■	Michael Taglich Cust For Lucy Taglich Utma Ny Until Age 21
■	Matthew Dejesus Taglich
■	Nicholas Taglich & Juliana Taglich Jt/Wros
■	Nuview Ira Fbo Robert F. Taglich 9912135
■	Nuview Ira Fbo Robert Taglich
■	Olivia Sofia Taglich
■	Richard Oh
■	Robert F. Taglich
■	Robert F. Taglich C/F Xavier F Taglich Under New York Ugma Minors Act
■	Robert M. Lorenzo
■	Robert Schroeder
■	Sophia Estelle Taglich
■	William M. Cooke
■	Russell Bernier
■	Leonard Schleicher
■	Gilda Gaertner
■	Howard Halpern
■	John Nobile TOD DTD 3/21/06
■	Juan V. Noble

November 10, 2020

Management, page 52

5.	Please revise the biographies of your executive officers and directors to disclose each person’s principal occupation and employment during the most recent five years and the name and business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The biographies of the Company’s executive officers and directors have been updated and revised in Amendment No. 2 and each complies with Item 401(e) of Regulation S-K.

Director Independence, page 54

6.	Please clarify the number of your independent directors. We note your statement that Messrs. Schroeder, Guttilla, Jaworski, Bravman and Taglich are “independent directors” as defined under the Listing Rules of the Nasdaq Stock Market. We also note your disclosure that your Board is comprised of six directors, four of whom are independent directors.

RESPONSE: The Company deems each of the following directors to be “independent”: Messrs: Schroeder, Guttilla, Jaworski, Bravman and Taglich. In Amendment No. 2, the disclosure has been revised to properly identify the directors that are deemed independent in accordance with the standards utilized by the Company.

Certain Relationships and Related Party Transaction, page 60

7.	Please also disclose any related party transactions during fiscal year 2018. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

RESPONSE: In Amendment No. 2, disclosure has been added regarding transactions with related persons that were effected during fiscal year 2018 and after.

November 10, 2020

Index to Consolidated Financial Statements

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

8.	You state that revenue from software license sales is recognized on a gross basis. Please clarify whether this includes the resale of specialized independent software vendor (ISV) applications. If so, tell us how you determined that you are the principal in these transactions and ensure you address those arrangements in which any tailoring of the technology is provided by the ISV. Refer to ASC 606-10-55-36 through 55-40.

RESPONSE: The Company is a reseller of ISV applications. The Company provides professional services which includes consulting, staging, deployment and customer-specified software customization on ISV applications all of which provides add-ons to the ISV application provided to the customer. The Company provides the tailoring of the ISV application to meet its customer’s specifications.

We considered ASC 606-10-55-36 through 55-40 and concluded that the Company’s obligation is to provide a tailored final product to its customer’s specific needs rather than arrange for services from the ISV. The ISV application is an input of a combined output of products and services provided by the Company. ASC 606-10-55-37A(c) notes that an entity is a principal when it obtains a good or service from another party that it combines with other goods or services in providing the specified good or service to the customer. As noted above, we contract with the ISV and obtain the application that we integrate, customize and combine with the tailored goods and services provided to each of our customers. We obtain control of the ISV application before it is transferred to our customers because the application is an input of the combined output of the integrated products and services that we are obligated to provide to our customers.

We also considered the indicators referenced in ASC 606-10-55-39 in further support that we control the application provided by the ISV before it is transferred to the customer. The Company is financially liable for the application provided to the customer and is responsible for resolving any issues if payment is not received. The Company is solely responsible for the fulfillment, deployment and delivery of the application to its customers. The Company has full discretion in establishing pricing with the customer and the related ISV is not involved in this process. The Company performs services to the product it purchases from the ISV based upon the end user, customer requirements. The Company installs, configures and tests ISV applications in order to provide a total hardware/software product solution. Each solution is customized by the Company and the Company is primarily responsible for fulfilling the promise to the customer.

The indicators noted above support the Company’s conclusion that it is a principal in the arrangement because it obtains control of the ISV application and customizes the application in order to provide the Company’s customers a tailored hardware and software product solution. We therefore record the software license sales on a gross basis.

November 10, 2020

9.	Please tell us how you determined that certain third-party delivered assurance services are critical or essential to the core functionality of the software license such that the software license and assurance services are accounted for as a single performance obligation. Refer to ASC 606-10-25-19 and 25-21. In your response, tell us the amount of revenue recognized from these arrangements for each period presented.

RESPONSE:

The Company accounts for certain third-party delivered assurance services and the software license as a single performance obligation if we determine that the accompanying third-party delivered software assurance is critical or essential to the core functionality of the software license. These third-party delivered assurance services are standard assurance type warranties that provide the customer with assurance that the software license will function as intended. The customers do not have the option to purchase the warranty separately. The standard warranty does not provide the customer with a service in addition to providing assurance that the software license is functioning based on agreed upon specifications. We assessed whether the software license and the standard warranty are distinct in accordance with ASC 606-10-25-19 and concluded that the software license and the standard warranty do not meet the criterion in 606-10-25-19(a). The Company does not sell the software license and standard warranty on a standalone basis, which indicates that the customer cannot benefit from the software license and standard warranty on its own. Furthermore, we determined that the software license and standard warranty are not separately identifiable in accordance with 606-10-25(b) based on the factors in 606-10-25-21. The software license and the assurance type warranty are inputs of a combined item in the contract. The assurance type warranty and software license are highly interdependent and interrelated because the core functionality of the license is dependent on the assurance type warranty. Furthermore, the Company’s promise to provide the assurance type warranty is necessary for the software license to continue to provide significant benefit to the customer. Consequently, the Company does not consider the assurance type warranty and software license to be distinct and accounts for both as a single performance obligation.

The amount of revenue recognized for software licenses and third party delivered assurance services that are accounted for as a single performance obligation are as follows (in thousands):

Three Months Ended		Six Months Ended		Year Ended
June 30,		June 30,		December 31,
2020	2019	2020	2019	2019	2018
$48	$152	$201	$323	$1,131	$881

10.	Please explain further how you determined that you control your drop-ship products prior to the transfer to your client. Clarify for us your responsibilities as it relates to fulfillment and product acceptance and how this compares to the obligations of your suppliers, if any. Also, tell us whether any inventory risks are mitigated by the terms of the supplier agreements. Lastly, tell us the amount of revenue recognized from these arrangements for each period presented.

RESPONSE: We control drop-ship products as all communications from supplier regarding product ordered is between the Company and the supplier. We dictate where the product is shipped, when it is shipped, what type of product is ordered and what price we charge the customer. We are responsible for invoicing the customer, collecting from the customer, and we assume credit risk should the customer not pay for the delivered products. Should the customer be dissatisfied with the product delivered, the customer will look to us to remedy the situation, as it views us as the responsible party in the purchase transaction. Supplier is taking sole direction and instructions from the Company and the Company is responsible for payment of the product regardless of whether it is ultimately paid by its customer. We leverage drop-ship shipments with many of our suppliers to deliver hardware products to our customers without having to physically hold the inventory at our warehouses, thereby increasing efficiency and reducing costs and speeding up delivery of product. We recognize revenue for drop-ship arrangements on a gross basis as the principal in the transaction when the product is received by the customer because we control the product prior to transfer to the client. We also assume primary responsibility for the fulfillment in the arrangement, as we assume inventory risk if the product is returned by the client. We set the price of the product charged to the client and we work closely with clients to determine their hardware specifications.

November 10, 2020

We carry the risk of physical inventory loss, from the shipping point of the vendor through the product shipment to our location and then from our location to the customer. This would also apply to customer direct “drop shipments” from the vendor to the customer, since we are the purchaser from the vendor with terms generally as FOB manufacturer. No customer would be allowed by any manufacturer to return product directly to the manufacturer. Nor could a customer directly return it to a distributor without our involvement. We would have to get approval to return product from the distributor and/or manufacturer which would involve us receiving the returned product, inspecting it for cause, damage, etc. and then making arrangements to return same under a pre-approved Return Merchandise Agreement.

We are solely responsible for the ultimate fulfillment and delivery of products to a customer for drop-ship orders. No vendor or distributor has any direct responsibility to provide such fulfillment.

The amount of recognized under these drop-ship arrangements are as follows (in thousands):

Three Months Ended		Six Months Ended		Year Ended
June 30,		June 30,		December 31,
2020	2019	2020	2019	2019	2018
$2,005	$2,146	$4,623	$3,273	$11,654	$7,731

11.	Please describe for us the services offered under each of the OEM hardware maintenance support arrangements, the internal hardware maintenance plans, the software maintenance support arrangements and the third-party software assurance plans, and tell us whether the software maintenance support plans are offered by third-parties, the company or both. Also, explain how the internal hardware maintenance services differ from the OEM plans and how any internal software maintenance support services differ from the third-party software assurance or any other third-party maintenance plans. With regards to each of the third-party plans, please further explain how you determined that you are principal in these transactions. Refer to ASC 606-10-55-36 through 55-40. Lastly, explain how these arrangements relate to the customer-related third-party extended hardware and software maintenance services that are paid in advance and capitalized on the balance sheets as deferred costs.

RESPONSE:

The majority of the Company’s revenue is generated in connection with delivering the service of being enterprise mobility systems integrator that designs, sells and installs mobile computing and wireless systems for enterprises.

November 10, 2020

Revenues are generated through product and software sales, warranty and maintenance agreements, professional services, including software customization; all of which enable the following functionality to be achieved:

Mobile retail solutions

Mobile field service management

Mobile merchandising

Warehouse solutions

The common thread to the functionality listed above is that these are primarily delivered by means of the purchase of OEM hardware mobile computing systems that incorporate the use of wireless technology accompanied by relevant software (if acquired) from the Company. DPS adds value by advising on the intelligent design of the appropriate marrying of the components for the client/enterprise that will use them as well as the installation of software and ‘set-up’ of the hardware components, all customized to the client’s request.

The Company offers the following hardware and software maintenance plans:

We sell certain OEM hardware and software maintenance support arrangements to our clients. These contracts are support service agreements for the hardware and software products that were acquired from us. Although these are third-party support agreements for maintenance on the specific hardware and software products, we are primarily responsible for fulfilling the promise to provide the specified product or service, which is a strong indicator that we control the specified product or service before it is transferred to the customer (606-10-55-39a).

Third-party provided services – hardware and software

These extended warranties are sold separately and provide the customer with a service in addition to assurance that the product will function as expected. The Company considers these warranties to be separate performance obligations.

A majority of hardware and software maintenance contracts are fulfilled by either our employees or sub-contractors that we engage and oversee.

When we sell hardware and/or software products to our clients, we also enter service contracts with them. These contracts are support service agreements for the hardware and/or software products that were purchased from us and others. We manage back-end warranties, service contracts and repairs for multiple products and suppliers.  We leverage our knowledge base of mobility best practices by consolidating multiple suppliers’ maintenance requirements under a single point of contact through us.

Our internal support team assists our customers first by performing an initial technical triage to determine the source of the problem including, but not limited to, physical damage and software issues and whether they can be handled remotely by the client or returned for repair.

November 10, 2020

We also receive returned products, confirm that the equipment is operational or not, either repair or refurbish the equipment internally or return it to the manufacturer directly to repair. We then obtain the product back from the manufacturer and either send it back out to a specific customer location or place in a customer’s spare pool.

We act as the principal in the transaction because our clients view us as primarily responsible for product and service delivery and satisfaction, we set the price of the service charged to the client, and we have credit risk if the client does not pay us. As a result, we recognize revenue on a gross sales recognition basis as further described below. The revenue is recognized ratably over the contract term of the stand ready obligation, generally one to five years.

Software and hardware maintenance support plans

The Company purchases extended warranties from third parties. These extended warranties are sold separately and provide the customer with a service in addition to assurance that the product will function as expected. The Company considers these warranties to be separate performance obligations from the underlying product.

A majority of our third-party sub-contractor services contracts are entered into in conjunction with other services contracts under which the services are performed by our employees. We have concluded that we control all services under the contract and can direct the third-party sub-contractor to provide the requested services. As such, we act as the principal in the transaction and record the services under a gross sales recognition basis, with the selling price being recorded in sales and our cost to the third-party service provider being recorded in costs of goods sold.

These services are offered by third parties, the Company and both.

With regards to each of the third-party plans, we consider the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39 to determine whether we are a principal in the transaction. We are solely responsible for the ultimate fulfillment, deployment and delivery of third-party services to our customers. No vendor or distributor has any direct responsibility to provide such fulfillment, as opposed to an independent “full service, value-added” integrator that we are. As such, we reap the consummate reward while bearing the risk directly associated with the sale of third-party services. We price and invoice third party services to the customer, we purchase third party services from the vendor via our purchase orders and pay for the services. If a third-party provider should fail in their responsibility to perform, the customer would come back to us since they ordered from us and paid us. We are ultimately responsible for fulfilling the contract and customer acceptance. The Company has complete latitude in establishing its pricing levels and commensurate levels of product and service provided whether universally or to specific industries or customer. It is not bound by any restrictive vendor pricing guidelines or mechanisms. We negotiate the ultimate final price to the customer, without direction or administration from a vendor. Consequently, we have concluded that we control all services under the contract and can direct the third-party sub-contractor to provide the requested services. As such, we act as the principal in the transaction and record the services under a gross sales recognition basis, with the selling price being recorded in sales and our cost to the third-party service provider being recorded in costs of goods sold.

On our consolidated balance sheet, a significant portion of our deferred liabilities relates to support services agreements for our customers that have been invoiced but we have not yet recognized the revenue. We also defer the third-party costs to fulfill our service contracts that we prepay to support the fulfillment of the service contract to our clients under our contract terms and amortize them over the term of the contracts.

November 10, 2020

12.	Please tell us when the performance obligations are satisfied for each of your professional services. For performance obligations that are satisfied over time, disclose the methods used to recognize revenue for both your time and materials and fixed fee contracts and explain how such methods are a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

RESPONSE:

The Company provides professional services which include consulting, staging, deployment, installation, repair and customer-specified software customization. The arrangement is based on either a time and materials basis or a fixed fee contract. Revenue is recognized on a gross basis in the period in which the services are performed or delivered.

The Company has revised the disclosures in response to the Staff’s comment.

For our time and materials service contracts, we recognize revenues ratably over the term of the contract since time is the best output measure of how the services are transferred to the customer. Fixed fee contracts are recognized in the period in which the services are performed or delivered as milestones are completed over time.

Fixed fee professional service contracts are not material to our results of operations.

13.	Revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue. Refer to ASC 606-10-50-13.

RESPONSE:

The Company has revised the disclosures in response to the Staff’s comment.

We recognize contract assets or unbilled receivables related to revenue recognized for services completed but not yet invoiced to our clients. Unbilled receivables are recorded when we have an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when we invoice clients, or receive customer cash payments, in advance of performing the related services under the terms of a contract. Remaining performance obligations represent the transaction price allocated to the performance obligations that are unsatisfied as of the end of each reporting period. Deferred revenue is recognized as revenue when we have satisfied the related performance obligation.

As of June 30, 2020, the total aggregate transaction price allocated to the unsatisfied performance obligations was approximately $6.1 million, of which approximately $3.9 million is expected to be recognized over the next 12 months.

As of December 31, 2019, the total aggregate transaction price allocated to the unsatisfied performance obligations was approximately $5.6 million, of which approximately $3.6 million is expected to be recognized over the next 12 months.

November 10, 2020

Concentration of Risk, page F-11

14.	You state that two customers accounted for 35% of your revenue for the year ended December 31, 2019 and 62% for the six months ended June 30, 2020. Please disclose the total revenues from each customer that provided 10% or more of your revenues for each period presented. Refer to ASC 280-10-50-42. Also, please identify these customers in the forepart of the filing and disclose the material terms of your agreements with them. Refer to Item 101(c)(vii) of Regulation S-K.

RESPONSE:

The Company has revised the disclosures in response to the Staff’s comment.

*          *          *

The Company expects to file exhibit 5.1 at or before the time it requests acceleration of the Registration Statement. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (312) 463-6311 or by email at dfigliulo@polsinelli.com.

Sincerely,

/s/ Donald E. Figliulo

cc:	Robert Schroeder

Chairman of the Board